United States securities and exchange commission logo





                              September 25, 2020

       Richard M. Maurer
       President
       Netfin Holdco
       9 Raffles Place, #23-04 Republic Plaza
       Singapore 048619

                                                        Re: Netfin Holdco
                                                            Registration
Statement on Form F-4
                                                            Filed August 28,
2020
                                                            File No. 333-248486

       Dear Mr. Maurer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed August 28, 2020

       Questions and Answers About The Proposals
       Are there any other matters being presented to the shareholders at the meeting?, page 4

   1. Please clarify that Netfin Acquisition Corp. ("Netfin") shareholders will be able to vote separately on the three
matters constituting the Charter Proposals. Further, please clarify the non-binding effect
of the Charter Proposals and the impact on your ability to proceed with the Business
Combination and Merger Proposals if shareholders do not approve the
                                                        Charter Proposals. To
the extent that the business combination and merger may still proceed without
shareholder approvals of all three Charter Proposals, please revise your disclosure to explain.
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany 25,
September  NameNetfin
              2020    Holdco
September
Page 2    25, 2020 Page 2
FirstName LastName
2. You describe the Business Combination and Merger Proposals as condition precedent
         proposals.    Please clarify that these proposals will only be adopted
and approved if both
         proposals are approved by shareholders.
I am a Netfin warrant holder. Why am I receiving this proxy statement/prospectus?, page 4

3. You disclose that Netfin warrant holders, by their terms, will be entitled to receive ordinary shares of Nefin Holdco ("Holdco") upon exercise. Please clarify if the Netfin warrants will not be exchanged for Holdco warrants and Netfin warrant holders will continue to hold Netfin warrants. To the extent that the publicly traded Netfin warrants will be listed on Nasdaq under a different entity, please clarify. We note that Holdco intends to list warrants on Nasdaq.
4. Please advise us whether Holdco will file a Form 8-A under its own CIK number and file a Form 15 to terminate the registration of the Netfin units, Class A ordinary shares, and/or public warrants.
Summary of Proxy Statement/Prospectus, page 10

5. Please include the Sponsor of Netfin as one of the Parties described in the summary and briefly describe its ownership and its affiliation with Netfin management. Your description should include any material agreements or arrangements related to the business combination and thereafter.
6. In your description of Fintech, please clarify which lines of business/modules Fintech currently offers and which are still in development. Further, please clarify the basis for
         the statement Fintech is one of the world   s largest    commodity
trading and trade finance
         platforms   .
7. You indicate that Fintech maintains a presence in Singapore, the U.K. and the U.S. in key trading markets. Please provide more information about the geographic location of the user base of the platform, where Fintech generates its revenues, and the sources of your customers. Your business and risk factors disclosures indicates that
most of Fintech   s
         customers are referred from its affiliate, Rhodium Resources Pte. Ltd. ("Rhodium"), and are based primarily in Indonesia. To the extent your operations are material in North
         America or Europe, please clarify.
8.       You refer to    maximum redemptions    permitted under your Business
Combination
         Agreement and the need to limit redemptions to $172.8 million. Please clarify how you determined the limit. It appears that the only limitations on redemptions is the $60 million in cash to be provided to the sellers and $5,000,001 that must be immediately available in the trust account after the close of the business combination.
9. In the event of a high level of redemptions, please clarify if Netfin has the ability to seek financing to complete the merger, with or without the approval of sellers.
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany 25,
September  NameNetfin
              2020    Holdco
September
Page 3    25, 2020 Page 3
FirstName LastName
Comparative Per Share Data, page 26

10. Please disclose Netfin pro forma book value per share assuming no redemptions and Netfin pro forma book value per share assuming maximum redemptions. We refer you to our comment on the presentation of the pro forma condensed combined statement of financial position.
11.      Please disclose the equivalent pro forma per share amounts pursuant to
Part I Item 3(f) of
         Form F-4. With respect to the proxy, refer to Item 14(b)(10) of
Schedule 14A.
Background of the Business Combination, page 57

12. Please provide more detail regarding the financial modeling, valuation and negotiated terms of the purchase price and consideration. It is unclear, for example, if the financial modeling provided to Netfin were the same financial forecasts disclosed on page 66.
         Further, please disclose the valuation ranges provided by your financial advisors.
Netfin   s Board of Directors    Reasons for Approval of the Business
Combination, page 60

13.      Please clarify how Netfin   s board determined the fairness of the
consideration offered to
         acquire Fintech. We note, for example, you disclose financial forecasts provided by
         Fintech management and you sought valuation ranges from your financial advisors.
         Please clarify if you received a valuation report from your advisors or if you or your advisors performed valuation methods.
Certain Forecasted Financial Information for the Company, page 65

14. The forecasted financial information provided contemplates significant growth in revenues, transaction volume, EBITDA and Net Income. We note that you did not generate any revenues until Fiscal Year 2020. Please provide details regarding the assumptions used to support these financial projections. Further, we note that several of your business line modules are still under development. Clarify if these projections are based on anticipated financial performance for lines or business where you currently do not have any customers.
The Business Combination Agreement, page 80

15. Please describe how the Adjusted EBITDA used in the earn-out provision differs from the calculation of the EBITDA that is provided for Fintech for the fiscal year ended February
         29, 2020. Please provide the Adjusted EBITDA for fiscal year 2020 for Fintech as calculated pursuant to the earn-out provision.
The Merger Proposal, page 90

16. Please clarify that the Merger Proposal contains the Netfin shareholder authorization to remove the SPAC-related provisions from the Netfin charter. Your description should briefly describe the SPAC-related provisions that will be removed, such as the termination
 Richard M. Maurer
Netfin Holdco
September 25, 2020
Page 4
         date, provisions related to the SPAC trust and ability of Netfin shareholders to redeem their shares.
17.      Your resolution for the Merger Proposal indicates    that upon the
Effective Date (as
         defined in the Plan of Merger), that the changing of the name of the Surviving Company
         from    Netfin Acquisition Corp.    to    Triterras, Inc.    is
approved in all respects;       Your
         disclosure throughout your registration statement indicates at Holdco will change its name to Triterras, Inc., not Netfin. Please clarify.
Information about Executive Officers, Directors and Nominees, page 94

18.      Please clarify Mr. Koneru   s role with Rhodium and Triterras
Holdings. Also, please
         clarify whether your executive officers are full-time employees or if they devote significant amounts of their time on other business ventures.
19. Please clarify whether you intend to avail yourself of the either the controlled company
         and/or the foreign private issuer exemptions for Nasdaq   s corporate
governance rules. If
         so, please clarify in your summary and risk factors as well.
Business of Fintech, page 109

20.      Please provide a more detailed description of Rhodium   s business and
your relationship
         between Rhodium and the customers it refers to you. Describe the markets and commodities Rhodium operates in and any arrangements or agreements regarding referrals. We note that Rhodium generates 26.7% of your revenues in fiscal year 2020 and referred to you almost all of your customers. Please clarify the services that you provide Rhodium and whether Rhodium receives compensation or commission for referring customers to you. Finally, clarify the basis for your belief that you will no longer depend on Rhodium for referrals for customers in the near future. Describe efforts to diversify and expand your customer base from Rhodium.
21. For your trade financing business, please clarify your involvement with the lending or trade financing vendors. It is unclear whether your platform just refers financing needs to your customers to vendors that offer its services to your users or if you are involved receiving any funds through your platform or through your smart contracts. Please provide a description of the vendors that provide trade financing to your customers and clarify if you are substantially dependent on any vendor.
22. It appears that you facilitate the sale and financing of commodities. Please expand your
FirstName LastNameRichard M. Maurer
       disclosure to clarify whether you are subject to any material regulation in the commodities
Comapany    NameNetfin
       or financial      Holdco
                    services industries, or if such regulations affects your customers to materially impact
September   25,you
               2020and  your
                      Page 4 business indirectly.
FirstName LastName
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany 25,
September  NameNetfin
              2020    Holdco
September
Page 5    25, 2020 Page 5
FirstName LastName
Anticipated Accounting Treatment, page 120

23. For clarity, please refer to Triterras Fintech Pte. Ltd as "Triterras" consistent with your pro
         forma financial statements or    Fintech    consistent with your
disclosures elsewhere in your
         filing, rather than as "Target."
Description of Transaction, page 122

24. Disclose the exchange ratio for the shares of Netfin Holdco common stock to be issued for a common shares of Fintech. Please also disclose this information in the introduction to the Comparative Per Share Data on page 26.
Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Statement of Financial Position, page 124

25. Please revise your pro forma balance sheet presentation to present a Netfin pro forma balance sheet assuming no redemptions and Netfin pro forma assuming maximum redemptions before presenting the pro forma combined balance sheets assuming no redemptions and maximum redemptions. The Netfin pro forma balance sheets should give effect to the:
             reclassification of Class A Shares subject to possible redemption as a long-term liability under IFRS;
             reclassification of cash and marketable securities held in the Netfin trust account of
             US$255.1 million to Cash; and
             the cash used to fund the maximum redemption under the second scenario.
         The Netfin pro forma balance sheets should be followed by separate merger adjustment columns and the pro forma combined balance sheets. The adjustments in these columns should be limited to only those that give effect to the merger.
1. Basis of Presentation, page 126

26.      We note your accounting treatment disclosures on page 22 that "the
Business
         Combination will be treated as the equivalent of Fintech issuing shares for the net assets of Netfin, accompanied by a recapitalization." In light of this conclusion, it is unclear why you refer to the merger as a business combination or disclose that Fintech has been determined to be the accounting acquirer. Please revise your disclosures on page 126 and elsewhere throughout your filing to clarify that the merger will be accounted for as a recapitalization, so that disclosures are consistent with your accounting conclusion.
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany 25,
September  NameNetfin
              2020    Holdco
September
Page 6    25, 2020 Page 6
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December
31, 2019, page 127

27. For adjustment 2(d), please explain in sufficient detail the pro forma adjustments that give effect to the recapitalization. For example, the discussion should explain how you determined the number of shares to be issued in the recapitalization. Operating and Financial Review and Prospects of Fintech
Recent Developments, page 129

28. Please provide an updated discussion of your liquidity. Specifically address your collection of receivables including the related party trade balance and the total amount collected from related companies (non-trade) since year-end.
Result of Operations, page 131

29. Please disclose and discuss separately in Revenues, and other sections as appropriate, transactions related to your related party (Rhodium).
30. We note that on page 131 you disclose that revenues increased from transaction volume of
         US$3.6 billion on the    Trade Discovery    module. We also note your
disclosure on page
         11 that you monetize "the Kratos platform by charging fees to its users on commodity trading and trade finance transaction volumes." Besides "transaction volume" please describe for us the metrics you use to monitor and manage your platform
         business. Furthermore, if metrics such as "transaction volumes" are used by management to manage the business, and promote an understanding of the company
s operating
         performance, they should be identified as key performance indicators and discussed pursuant to Item 5.A of Form 20-F and Section III.B.1 of SEC Release No. 33-8350.
         Please tell us your consideration of disclosing metrics, or other key performance indicators used.
Description of Holdco   s Securities, page 144

31. Please consider providing a comparative description of the material provisions of the
         Amended and Restated Articles of Holdco, Netfin, and a domestic entity such as a
         Delaware corporation.
Statement of Comprehensive Income -- Year ended 29 February 2020, page F-21

32. It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS
1. We note that
         your current presentation of functional expenses does not include cost of revenues. By not separately presenting costs of revenues, you do not provide investors any insight into the costs you incurred to generate revenue, including costs to external third party service providers such as cloud-computing and data storage services, internet network services,
 Richard M. Maurer
Netfin Holdco
September 25, 2020
Page 7
         information-security protection services, add-on search and screening services.
         Accordingly, please revise your financial statement presentation of functional expenses to present separately the amount of cost of revenues. If cost of revenues is significant, please discuss separately in Fintech's Results of Operations on page 131.
Note 3. Significant Accounting Policies
Revenues
License Fees, page F-31

33. Please disclose the methods, inputs and assumptions used to estimate variable consideration when determining the transaction price in contracts with customers. In particular, we note your disclosures on pages F-39 and 135 that 90% of license fees are given as credit for customers. Please also address if your estimates of variable consideration are constrained. Please refer to paragraphs 119 and 126 of IFRS 15.
Platform Service Fees, page F-32

34. Please clarify your disclosures and identify your contractual customers for both Trade
         Discovery and Trade Finance modules. In regard to performance obligations, explain to us whether a "completed trade" also constitutes a "single performance obligation" for transactions involving your Trade Finance module. In regard to satisfied performance obligations, please define "trade completion" and tell us whether it represents fees earned upon transaction processing.
35. Please disclose the fees charged as a percentage of the transaction value for both revenue streams as you have done elsewhere in the filing. Further, clarify whether these fees represent variable consideration. See paragraphs 51 and 85 of IFRS 15. Cite the specific accounting guidance that you are relying upon to recognize revenues associated with these transactions.
Note 6. Trade Receivables, page F-36

36. In light of the material nature of the related party transactions and the potential effect of the relationship on the financial statements, please disclose the amount of related party trade receivables on the face of the financial statements. Refer to IAS 1, paragraph 55 and
         IAS 24, paragraph 20.
Note 7. Other Current Assets, page F-37

37. In light of the material nature of the related party transactions and the potential effect of the relationship on the financial statements, please disclose the amounts due from related
FirstName LastNameRichard M. Maurer
       parties on the face of the financial statements. In the note, please identify the related
Comapany    NameNetfin
       parties           Holdco
               and describe the transactions giving rise to the receivables. Refer to IAS 24,
       paragraphs   18-20.
September 25, 2020 Page 7
FirstName LastName
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany 25,
September  NameNetfin
              2020    Holdco
September
Page 8    25, 2020 Page 8
FirstName LastName
38. In regard to the above comment, tell us how you considered presenting the amount due from related parties as deduction from equity. We refer you to SAB Topics 4:E and 4:G
         for an explanation of the Staff   s views concerning this subject.
Note 12. Revenues, page F-39

39. Please tell us whether you will disaggregate the contractual revenues related to Trade
         Discovery and Trade Finance within your platform services. Please refer to the accounting guidance in IFRS 15, paragraph 114 in support of your presentation.
40. We note that you separately record a contract liability for advances collected from customers entering a sales agreement on your platform. Please disclose the amount of the contract liability, if any. If you have not recorded such contract liabilities as of the balance sheet date, please tell us why.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Elliott Smith, Esq.